UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of March, 2004

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_______       Form 40-F      Y

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______       No      Y

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated March 1, 2004	3-6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2004	Cameco Corporation

	By:	“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Signs Agreement to Add US Nuclear Generation

Saskatoon, Saskatchewan, Canada, March 1, 2004 . . . . . .

Cameco Corporation announced today that one of its wholly owned US subsidiaries has signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). Included in the purchase price is $54 million (US) for fuel and non-fuel inventory. STP consists of two 1,250 megawatt (MW) nuclear units located in Texas. The net generating capacity from the 25.2% interest in STP is 630 MW. Each owner takes in kind and markets its pro-rata share of electricity generated by STP.

The balance of STP is held by Texas Genco (30.8%), San Antonio City Public Service Board (28%) and Austin Energy (16%). The interest being purchased by Cameco is subject to a right of first refusal in favour of these owners for a period of 90 days.

“If this acquisition is successful, the South Texas Project will be another milestone in our vision to become a dominant nuclear energy company producing uranium fuel and generating clean electricity,” said Jerry Grandey, Cameco’s president and chief executive officer. “This is a quality acquisition in two of the newer US reactors. STP has a history of solid operating performance, with dedicated employees led by a strong and experienced management team.”

Cameco’s investment in STP is expected to have a positive impact on cash flow and net earnings after closing based on current operating performance and market conditions. Cameco does not intend to increase long-term debt and is looking at various options to finance the purchase, including issuing equity.

“The ownership structure of STP is an ideal fit for Cameco since it provides us the opportunity to be an active partner,” Grandey said. Cameco will participate in the governance of STP through an owners’ committee and the board of directors of the operator.

AEP is selling all of the generation assets owned by AEP Texas Central Company (TCC) to recover stranded costs under Texas electricity deregulation legislation. Texas Senate Bill 7 on restructuring of the electricity market provides for recovery of stranded costs as part of the transition to the competitive retail market.

The agreement is also subject to regulatory approval and other closing conditions, and the final purchase price is subject to closing adjustments. The transaction is expected to close in the second half of 2004.

STP Operations

STP is located on an 11,000 acre site approximately 90 miles southwest of Houston. The two units began production in 1988 and 1989 and their operating licences expire in 2027 and 2028, with the expectation that they will be extended. The operator of STP is STP Nuclear Operating Company, a non-profit company with about 1,200 full time employees. The average capacity factor for the units was 84% over the last five years. The STP units are operated on an 18-month refueling and outage maintenance cycle, with a typical refueling outage of less than a month.

STP Electricity Market

STP is located within the Electricity Reliability Council of Texas (ERCOT) market that comprises about 85% of Texas electricity demand and does not extend beyond the state of Texas. ERCOT is also the independent system operator responsible for maintaining reliable operations of the bulk electric power supply system and balancing the supply and demand of electricity. The ERCOT market is deregulated and almost all power is sold under bilateral contracts between buyers and sellers. Commercial reporting services use their market intelligence to publish prices for bilateral electricity contracts. There is a small balancing market that accounts for less than 3% of the market. Prices in this small market may not reflect bilateral contract prices.

Electricity demand in Texas is almost equally from residential, commercial and industrial users. While ERCOT has a limited ability to import electricity, there is capacity in the market to meet the total demand as well as peak requirements, however, this capacity includes older generators that are expensive to operate. Natural gas plants are the primary driver for electricity prices.

As a result of the acquisition, Cameco would market its entire electricity share unencumbered by any previous contract commitments from AEP. The company has negotiated an interim marketing arrangement with AEP.

STP Decommissioning

At the end of the operating lives of the STP reactors, the owners, through STP Nuclear Operating Company, are responsible for decommissioning the facilities, with funding provided by the Texas ratepayers. Approximately $125 million (US) has been collected for decommissioning the share of STP that Cameco has agreed to purchase.

Investor & Media Conference Call

We invite you to join us in a conference call at 10:00 a.m. Eastern time (9:00 a.m. Saskatoon time) today, March 1, 2004, to discuss this news release. The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call, please dial (416) 695-5259 or (800) 766-6630 (Canada and US). An operator will put your call through. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Monday, March 15 by calling (416) 695-5275 or (866) 518-1010 (no code required)

Cameco Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges

American Electric Profile

AEP owns and operates more than 42,000 megawatts of generating capacity in the United States and select international markets and is the largest electricity generator in the US. AEP is also one of the largest electric utilities in the United States, with almost 5 million customers linked to AEP’s 11-state electricity transmission and distribution grid. The company is based in Columbus, Ohio.

Forward-Looking Statement

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong (306) 956-6337

Media inquiries	Lyle Krahn (306) 956-6316